Exhibit 99.1

Cheche Group Expands Partnership with Sinopec to Deliver Digital Insurance Solutions to Retail Network

BEIJING, China – March 5, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, has expanded its partnership with Sinopec Easy Joy Sales Co., Ltd (“Sinopec Easy Joy”), a subsidiary of China Petroleum & Chemical Corporation (“Sinopec”), to provide embedded auto insurance services in over 5,000 of Sinopec’s gas stations nationwide.

Sinopec Easy Joy operates Sinopec’s non-oil businesses, with a nationwide retail footprint that includes over 30,000 gas stations, 28,000 convenience stores, and 10,000 auto care centers. This makes Sinopec the largest directly managed convenience store chain and the largest self-owned car wash service platform in China, and the second-largest gas station network in the world. Sinopec is fully committed to building a comprehensive “people-car-life” service ecosystem and currently serves more than 250 million registered users.

Under the partnership, Sinopec Easy Joy will leverage Cheche’s digital infrastructure and rich experience in scenario-based auto insurance services to empower service station personnel to deliver and enhance value-added services, including auto insurance issuance, renewals, and other related products.

Currently, Cheche has embedded the insurance segment into the unified digital platform of Sinopec Easy Joy and has deployed services in over 5,000 gas stations in Jiangsu, Hubei, Yunnan, and several other provinces in China. Through the combination of “insurance, customer benefits, and service packages,” the capability of auto insurance sales in gas stations has been enhanced.

“We are thrilled to expand the scope of our cooperation with Sinopec and help them execute their visionary ‘physical service + digital platform’ strategy,” said Lei Zhang, Founder, CEO and Chairman of Cheche. “With our industry-leading insurance digitization capabilities, combined with Sinopec’s scale and customer reach, Cheche Group provides not only auto insurance renewal experience but also offers services and products such as car wash coupons and convenient store products in a hassle-free and seamless way.”

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 24 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185